Exhibit (d)(2)(i)

1290 FUNDS

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1 effective as of January 1, 2022 (“Amendment No. 1”) to the Investment Sub-Advisory Agreement dated as of July 16, 2020 (“Agreement”) between Equitable Investment Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“EIM” or “Adviser”) and AXA Investment Managers US Inc. (formerly, AXA Investment Managers, Inc.), a corporation organized in the State of Delaware (“AXA IM” or “Sub-Adviser”).

EIM and AXA IM agree to modify the Agreement as follows:

1.    Effective January 1, 2022, AXA Investment Managers, Inc. was renamed AXA Investment Managers US Inc. All references to AXA Investment Managers, Inc. are hereby deleted and replaced with AXA Investment Managers US Inc.

2.    New Portfolio. EIM hereby appoints AXA IM as a Sub-Adviser to the 1290 SmartBeta Equity Fund.

3.    Duration of Agreement.

a.	With respect to the New Portfolio, the Agreement will continue in effect for a period of two years from the date first set forth above and may be continued thereafter pursuant to subsection (b) below.

b.

With respect to the New Portfolio, the Agreement shall continue in effect annually after the date specified in subsection (a), only so long as such continuance is specifically approved at least annually by a majority of the Trustees who are not a party to the Agreement or interested persons as defined in the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”), and by either the Board of Trustees or a vote of a majority of the outstanding shares of the Portfolio. The required shareholder approval of the Agreement or of any continuance of the Agreement shall be effective with respect to a Portfolio if a majority of the outstanding voting securities of the series (as defined in Rule 18f-2(h) under the 1940 Act) vote to approve the Agreement or its continuance, notwithstanding that the Agreement or its continuance may not have been approved by majority of the outstanding voting securities of (a) any other Portfolio affected by the Agreement, or (b) all the Portfolios of the Trust.

4.    Appendix A. Appendix A to the Agreement setting forth the portfolios of the Trust for which the Sub-Adviser is appointed as the investment sub-adviser and the fee payable to the Sub-Adviser with respect to the portfolios is hereby replaced in its entirety by Appendix A attached hereto.

5.     Section 12 of the Agreement entitled Supplemental Arrangements is hereby deleted and replaced with the following:

12. SUPPLEMENTAL ARRANGEMENTS

The Sub-Adviser may from time to time employ or associate itself with any person it believes to be particularly suited to assist it in providing the services to be performed by the Sub-Adviser hereunder, provided that no such person shall perform any services with respect to the Fund(s) that would constitute an assignment or require a written contract pursuant to the Investment Company Act. Any compensation payable to such person shall be the sole responsibility of the Sub-Adviser, and the Adviser shall have no obligations with respect thereto or otherwise arising under the Agreement. The Adviser hereby consents to: (a) the Sub-Adviser’s retention of Institutional Shareholder Services Inc. as a proxy voting service (or another proxy voting service upon notice to the Adviser); and (b) provided that the Sub-Adviser provides information to such third-party vendors subject to confidentiality obligations as contemplated in Section 11 of this Agreement, third-party vendors that the Sub-Adviser ordinarily utilizes for support services.

6.    Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		AXA INVESTMENT MANAGERS US INC.

By:	/s/ Kenneth Kozlowski	By:	/s/ David Atterbury
	Kenneth Kozlowski Director, Executive Vice President and Chief Investment Officer		Name: David Atterbury Title: COO

APPENDIX A

TO

AMENDMENT NO. 1 TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Annual Sub-Advisory Fee Rate**
High Yield Funds, which shall consist of the following Fund and Other Portfolio(s) or Allocated Portion(s) ^:
1290 High Yield Bond Fund 1290 VT High Yield Bond Portfolio, a series of EQ Advisors Trust* EQ/Core Plus Bond Portfolio, a series of EQ Premier VIP Trust*	0.39% of the High Yield Funds’ average daily net assets up to and including $50 million; 0.37% of the High Yield Funds’ average daily net assets in excess of $50 million and up to and including $250 million; 0.35% of the High Yield Funds’ average daily net assets in excess of $250 million and up to and including $500 million; and 0.33% of the High Yield Funds’ average daily net assets in excess of $500 million

SmartBeta Funds, which shall consist of the following Fund and Other Portfolio(s) or Allocated Portion(s) ^^:

1290 SmartBeta Equity Fund

1290 VT SmartBeta Equity Portfolio, a series of EQ Advisors Trust

0.150% of the SmartBeta Portfolios’ average daily net assets up to and including $100 million; 0.140% of the SmartBeta Portfolios’ average daily net assets in excess of $100 million and up to and including $250 million; 0.120% of the SmartBeta Portfolios’ average daily net assets in excess of $250 million.

Once the SmartBeta Portfolios’ average daily net assets exceed $500 million, a 0.120% sub-advisory fee will apply to all asset levels.

.

^

Other Portfolios or Allocated Portions are other registered investment companies (or series or portions thereof) that are advised by the Adviser and sub-advised by the Sub-Adviser, which are classified as “High Yield Funds.”

^^

Other Portfolios or Allocated Portions are other registered investment companies (or series or portions thereof) that are advised by the Adviser and sub-advised by the Sub-Adviser, which are classified as “SmartBeta Funds.”

*

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as the “Sub-Adviser Allocation Portion.”

**

The daily sub-advisory fee for the Portfolio/Sub-Adviser Allocation Portion is calculated by multiplying the aggregate net assets of the Portfolio/Sub-Adviser Allocation Portion at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily sub-advisory fee applicable to each Portfolio/Sub-Adviser Allocation Portion is the portion of the daily sub-advisory fee for the Portfolio/Sub-Adviser Allocation Portion that is equal to the Portfolio’s/Sub-Adviser Allocation Portion’s net assets relative to the aggregate net assets of the Portfolio/Sub-Adviser Allocation Portfolio, including the Portfolio/Sub-Adviser Allocation Portion, used in the fee calculation for that day.